Exhibit (a)(5)(iii)
FOR IMMEDIATE RELEASE

CONTACT:
MEDIA:
Katrina Parker, 312/822-5157	ANALYSTS:
Sarah J. Pang, 312/822-6394	Nancy M. Bufalino, 312/822-7757
Marie Hotza, 312/822-4278
David C. Adams, 312/822-2183
CNA FINANCIAL ANNOUNCES RESULTS OF SUCCESSFUL TENDER OFFER
FOR SHARES OF CNA SURETY
CHICAGO, JUNE 9, 2011 — CNA Financial Corporation (“CNA Financial”) (NYSE: CNA) announced today that an indirect wholly-owned subsidiary of CNA Financial, Surety Acquisition Corporation (“Surety Acquisition”), has successfully completed its previously announced tender offer for all of the outstanding shares of CNA Surety Corporation (“CNA Surety”) common stock not owned by CNA Financial or its subsidiaries. The tender offer expired at 12:00 midnight, New York City time, on June 8, 2011.
Based upon information provided by Wells Fargo Bank, N.A., the depositary for the tender offer, as of the expiration of the tender offer, CNA Surety stockholders had validly tendered a total of 14,711,891 shares, with an additional 376,057 shares tendered by notice of guaranteed delivery. The tendered shares (excluding shares tendered subject to guaranteed delivery procedures) represent approximately 84% of the outstanding shares of CNA Surety not already owned by CNA Financial or its subsidiaries and satisfies the non-waivable majority-of-the-minority condition to the tender offer. All shares that were validly tendered in the tender offer have been accepted for payment.
As soon as practicable, CNA Financial will cause Surety Acquisition to complete a short-form merger with and into CNA Surety. No vote of CNA Surety stockholders will be required in connection with the merger. As a result of the merger, all shares of CNA Surety common stock held by the remaining minority stockholders of CNA Surety will be cancelled and, subject to appraisal rights under Delaware law, converted into the right to receive $26.55 per share in cash, without interest and less any applicable withholding tax, the same consideration paid in the tender offer. Following the completion of the merger, CNA Surety’s common stock will cease to be traded on the New York Stock Exchange.
About CNA

Serving businesses and professionals since 1897, CNA is the country’s seventh largest commercial insurance writer and the 13th largest property and casualty company. CNA’s insurance products include standard commercial lines, specialty lines, surety, marine and other property and casualty coverages. CNA’s services include risk management, information services, underwriting, risk control and claims administration. For more information, please visit CNA at www.cna.com. CNA is a registered trademark of CNA Financial Corporation.
Forward-Looking Statement
This press release may include statements which relate to anticipated future events (forward-looking statements) rather than actual present conditions or historical events. These statements generally include words such as “believes”, “expects”, “intends”, “anticipates”, “estimates”, and similar expressions. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by CNA Financial or CNA Surety. For a detailed description of other risks and uncertainties affecting CNA Financial and CNA Surety, please refer to CNA Financial’s filings with the SEC, available at www.cna.com, and CNA Surety’s filings with the SEC, available at www.cnasurety.com.
Any forward-looking statements made in this press release are made by CNA Financial as of the date of this press release. Further, CNA Financial does not have any obligation to update or revise any forward-looking statement contained in this press release, even if CNA Financial’s expectations or any related events, conditions or circumstances change.
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